Exhibit (d)(10)

EXECUTION VERSION

INTERIM SHAREHOLDERS’ AGREEMENT

This INTERIM SHAREHOLDERS’ AGREEMENT (this “Agreement”), dated as of November 18, 2013, is made and entered into by and among JLL/Delta Patheon GP, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), JLL Patheon Co-Investment Fund, L.P., a Cayman Islands exempted limited partnership (“JLL Holdco”), Koninklijke DSM N.V., a corporation organized under the laws of The Netherlands (“Delta”) (JLL Holdco and Delta each being referred to herein as a “Shareholder” and collectively being referred to herein as the “Shareholders”), and, solely for purposes of Section 1.06 and Section 1.08, JLL Partners Fund VI, L.P., a Delaware limited partnership (the “JLL Guarantor”).

RECITALS

WHEREAS, JLL Holdco and Delta have established the Company in order to serve as the general partner of JLL/Delta Patheon Holdings, L.P., a Cayman exempted limited partnership (the “Partnership”), which has been formed to acquire, own, operate, conduct and dispose of, directly or indirectly, certain businesses and entities in the pharmaceutical development and commercial manufacturing services and related businesses in the pharmaceutical industry, and to receive distributions, interests, or other types of passive income in connection therewith;

WHEREAS, on the date hereof, Delta, JLL Holdco and the Partnership have entered into that certain Contribution Agreement among Delta, JLL Holdco and the Partnership (the “Contribution Agreement”), whereby each of JLL Holdco and Delta has agreed to make certain contributions to the Partnership on the terms and subject to the conditions set forth in the Contribution Agreement;

WHEREAS, on the date hereof, the Partnership and Patheon Inc., a corporation incorporated under the laws of Canada (“Pi”), have entered into that certain Arrangement Agreement (the “Arrangement Agreement”), whereby the Partnership will, directly or indirectly, acquire all of the issued and outstanding equity interests of Pi on the terms and subject to the conditions set forth in the Arrangement Agreement; and

WHEREAS, in connection with the foregoing, the Company and each Shareholder desire to enter into this Agreement to memorialize certain agreements of the parties as to the corporate governance of the Company and the Partnership and the relationship of the Shareholders with respect to the Contribution Agreement and the Arrangement Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Agreements Among the Shareholders

Section 1.01 Effectiveness. This Agreement shall become effective on the date hereof.

Section 1.02 Board of Directors.

(a) The board of directors of the Company (the “Board”) shall consist of two (2) directors (the “Directors”), of which: (a) one (1) director will be designated by JLL Holdco, who initially shall be Michel Lagarde (the “JLL Designee”) and (b) one (1) director will be designated by Delta, who initially shall be Hugh C. Welsh (the “Delta Designee”). Subject to Section 1.02(b), all actions of the Board shall require the affirmative vote of the Director(s) present at a duly called meeting at which a quorum is present.

(b) The presence of both Directors shall be required to constitute a quorum at any meeting of, or with respect to any proposed action to be taken by, the Board; provided that, in the event any meeting of the Board is called to consider, or the Board proposes to take any action regarding, any matter with respect to which one Director is required to recuse himself from voting on such matter pursuant to the terms of this Agreement, the presence of the other Director shall constitute a quorum at any such meeting or in connection with any such action.

(c) Meetings of the Board may be conducted in person or by conference telephone, videoconference facilities or other communications equipment by means of which all the persons participating in the meeting can hear and communicate with each other at the same time. Each director shall be entitled to participate in any meeting of the Board (whether or not conducted in person) by telephone.

(d) Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all of the Directors consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

(e) The Directors shall at all times act in the best interests of the Shareholders and without regard to any limited partners of the Partnership.

(f) The JLL Designee or the Delta Designee, as applicable, shall recuse himself and not participate in the determination of any matter in which he has a conflict of interest, including those matters that this Agreement expressly requires to be determined by one but not both of the Directors. In furtherance and not in limitation of the foregoing, (i) the JLL Designee shall recuse himself and not participate in any determinations with respect to whether the Partnership will assert any of its rights or seek any remedies under the Equity Commitment Letter (as such term is defined in the Contribution Agreement) or the Contribution Agreement or any related agreement referenced therein, in each case, in a manner adverse to JLL Holdco or any of its Affiliates (as such term is defined in the Contribution Agreement) or, in each case, the conduct of any actions by the Partnership related thereto and (ii) except as provided in Section 1.05(d), the Delta Designee shall recuse himself and not participate in any determinations with respect to whether the Partnership will assert any of its rights or seek any remedies under the

Contribution Agreement or any related agreement referenced therein, in each case, in a manner adverse to Delta or any of its Affiliates or the conduct of any actions by the Partnership related thereto.

Section 1.03 Actions of the Company. Prior to the Closing (as such term is defined in the Contribution Agreement), the Company may only take action, whether in its capacity as the general partner of the Partnership or otherwise, with the prior approval of the Board in accordance with Section 1.02.

Section 1.04 Actions in Connection with Arrangement Agreement.

(a) The Board shall make all decisions with respect to actions taken by the Partnership in connection with the Arrangement Agreement or the transactions contemplated thereby, including any decision with respect to (i) waiving compliance with any condition, covenant or agreement set forth in, or providing consent to Pi to take any action which it is otherwise prohibited to take by, the Arrangement Agreement (provided that, any approval required pursuant to Section 4.1 that has been approved by the JLL Designee shall be deemed to have been approved by the Board unless the Delta Designee shall have notified the JLL Designee otherwise within two (2) Business Days of receiving notice of the JLL Designee’s determination), (ii) determining whether the conditions to closing set forth in Sections 6.1 and 6.2 of the Arrangement Agreement have been satisfied, (iii) determining whether to commence any litigation, or take any enforcement action, in each case, with respect to matters arising out of the Arrangement Agreement, against Pi or any Financing Source Party (as such term is defined in the Arrangement Agreement) or (iv) amending, supplementing, rescinding, terminating or otherwise modifying the Arrangement Agreement; provided that, the Board shall take the actions described in the foregoing clauses (ii) and (iii) in accordance with the Partnership’s obligations under the Arrangement Agreement.

(b) Actions in Connection with Financing. The JLL Designee shall be permitted to lead the Partnership’s efforts to comply with the terms of the Debt Commitment Letter (as such term is defined in the Contribution Agreement) and the related engagement and fee letters (collectively, the “Debt Letters”) and to negotiate definitive documentation with the Financing Sources Parties substantially in the form contemplated by the Debt Letters; provided that, any material amendment, waiver or modification to, or termination or replacement of, the Debt Letters, and the execution of definitive documentation with respect thereto, must be approved by the Delta Designee.

(c) Actions in Connection with Management Arrangements. The JLL Designee shall be permitted to lead the Partnership’s efforts with respect to the negotiation of equity and non-equity compensation arrangements and employment agreements with senior management of Pi (the “Management Arrangements”); provided that, the execution of definitive documentation with respect to the Management Arrangements (including any change or modification of the Newco Partnership Agreement (as defined in the Contribution Agreement), whether or not necessary to reflect the Management Arrangements) must be approved by the Delta Designee.

Section 1.05 Actions in Connection with Contribution Agreement.

(a) The Board shall make all decisions with respect to actions taken by the Partnership in connection with the Contribution Agreement or the transactions contemplated thereby, including any decision with respect to (i) waiving compliance with any condition, covenant or agreement set forth in, or providing consent to any other party to the Contribution Agreement to take any action which it is otherwise prohibited to take by, the Contribution Agreement, (ii) determining whether the conditions to closing set forth in Sections 9.1 and 9.3 of the Contribution Agreement have been satisfied, (iii) determining whether to commence any litigation, or take any enforcement action, in each case, with respect to matters arising out of the Contribution Agreement against any other party to the Contribution Agreement or (iv) amending, supplementing, rescinding, terminating or otherwise modifying the Contribution Agreement, or the negotiation, preparation and execution of the Related Agreements or Service Level Agreements (as each such term is defined in the Contribution Agreement); provided that, the Board shall take the actions described in the foregoing clauses (ii) and (iii) in accordance with the Partnership’s obligations under the Contribution Agreement.

(b) Notwithstanding anything in Section 1.05(a) to the contrary, the Delta Designee shall recuse himself and not participate in any determinations under the Contribution Agreement with respect to (i) waiving compliance with (x) any condition to the obligations of the Partnership related to any action required to be taken by Delta thereunder or (y) any covenant or agreement of Delta set forth in, or providing consent to Delta to take any action which it is otherwise prohibited to take by, the Contribution Agreement, (ii) determining whether any condition to the obligations of the Partnership related to any action required to be taken by Delta thereunder has been satisfied or (iii) negotiating, preparing and executing any Related Agreements or Service Level Agreements; it being understood and agreed that the JLL Designee acting through the Company, in its capacity as the general partner of the Partnership, shall have the right to enforce the Partnership’s rights against Delta pursuant to the Contribution Agreement or any related agreement referenced therein, in each case, in accordance with its terms.

(c) Notwithstanding anything in Section 1.05(a) to the contrary, the JLL Designee shall recuse himself and not participate in any determinations under the Contribution Agreement with respect to (i) waiving compliance with (x) any condition to the obligations of the Partnership related to any action required to be taken by JLL Holdco thereunder or (y) any covenant or agreement of JLL Holdco or the Sponsors (as defined in the Equity Commitment Letter) set forth in, or providing consent to JLL Holdco or the Sponsors to take any action which they are otherwise prohibited to take by, the Contribution Agreement or the Equity Commitment Letter (as defined in the Contribution Agreement) or (ii) determining whether any condition to the obligations of the Partnership related to any action required to be taken by JLL Holdco or the Sponsors under the Contribution Agreement or the Equity Commitment Letter has been satisfied; it being understood and agreed that the Delta Designee acting through the Company, in its capacity as the general partner of the Partnership, shall have the right to enforce the Partnership’s rights against JLL Holdco and the Sponsors pursuant to the Equity Commitment Letter, the Contribution Agreement or any related agreement referenced therein, in each case, in accordance with its terms.

(d) Without limiting the generality of Section 1.03, the Board shall not take any action or permit any action to be taken in connection with efforts to obtain the Key Regulatory Approvals (as defined in the Arrangement Agreement), the Required Antitrust Approvals (as defined in the Contribution Agreement), or otherwise in connection therewith that would adversely affect any of the Excluded Businesses (as such term is defined in the Contribution Agreement), including any Related Agreements or Service Level Agreements (as each such term is defined in the Contribution Agreement) to be entered into by Delta or any of its Affiliates and the Partnership or any of its Subsidiaries pursuant to the Contribution Agreement at or following the Closing, in each case, without the prior approval of the Delta Designee.

Section 1.06 Payments under Arrangement Agreement.

(a) In the event that all or any portion of any Purchaser Fee (as such term is defined in the Arrangement Agreement) is required to be paid by the Partnership or any Shareholder (including as a result of any obligation by the Partnership to pay such Purchaser Fee or pursuant to any Guarantee Agreement (as such term is defined in the Arrangement Agreement)) to Pi pursuant to the Arrangement Agreement, the Shareholders and the JLL Guarantor agree that JLL Holdco and the JLL Guarantor shall be responsible for fifty one percent (51%) of such Purchaser Fee and Delta shall be responsible for forty-nine percent (49%) of such Purchaser Fee; provided that, notwithstanding anything to the contrary in this Agreement or either of the Guarantee Agreements, (i) in the event that such Purchaser Fee is payable to Pi solely as a result of (x) Delta’s breach of any covenant, obligation or agreement set forth in the Contribution Agreement or (y) the matter described on Section 10.4(a)(v)(II) of the Delta Disclosure Schedule to the Contribution Agreement and, in each case, JLL Holdco and the Sponsors are not themselves in breach of any covenant, obligation or agreement set forth in the Contribution Agreement or the Equity Commitment Letter in any material respect (in either event Delta shall constitute the “Defaulting Shareholder” for purposes hereof), then Delta shall be responsible for the full amount of such Purchaser Fee and shall indemnify and hold harmless JLL Holdco and the JLL Guarantor for the full amount of any payment that JLL Holdco or the JLL Guarantor is required to pay, and does pay, to Pi under JLL Guarantor’s Guarantee Agreement, and (ii) in the event that such Purchaser Fee is payable to Pi solely as a result of a breach by JLL Holdco or the Sponsors of any covenant, obligation or agreement set forth in the Contribution Agreement or the Equity Commitment Letter and Delta is not itself in breach of any covenant, obligation or agreement set forth in the Contribution Agreement in any material respect (in which case JLL Holdco shall constitute the “Defaulting Shareholder” for purposes hereof), then JLL Holdco and the JLL Guarantor shall be jointly and severally responsible for the full amount of such Purchaser Fee and shall indemnify and hold harmless Delta for the full amount of any payment that Delta is required to pay, and does pay, to Pi under Delta’s Guarantee Agreement. The maximum amount that the Defaulting Shareholder (and the JLL Guarantor, if JLL Holdco is the Defaulting Shareholder), if any, shall be obligated to pay either to Pi in respect of its Guarantee Agreement or to the other Shareholder pursuant to this Section 1.06(a), in the aggregate, shall be the combined aggregate maximum liability of Delta and the JLL Guarantor under the Guarantee Agreements, and the Defaulting Shareholder (and the JLL Guarantor, if JLL Holdco is the Defaulting Shareholder) shall not have any right of contribution pursuant to Section 1.08(c). Any remedy available to the Shareholder that is not the Defaulting Shareholder pursuant to this Section 1.06(a) shall not limit any other remedy available at law or in equity to the Company or such Shareholder under this Agreement or the Contribution Agreement; provided that, in no event shall either Shareholder’s aggregate liability to the other Shareholder under this Agreement or the Contribution Agreement exceed the amount of the Purchaser Fee.

(b) Each of the parties to this Agreement agrees that any Termination Payment (as such term is defined in the Arrangement Agreement) or the payment specified in Section 8.3(2) of the Arrangement Agreement (as applicable) to be paid by Pi to the Partnership shall be allocated by the Partnership fifty one percent (51%) to JLL Holdco and forty nine percent (49%) to Delta, after reimbursing any expenses incurred by JLL Holdco or Delta, whether on its own behalf or on behalf of the Partnership.

Section 1.07 Expenses. Prior to the Closing, each Shareholder will be solely responsible for its own expenses in connection with the negotiation, preparation, execution and compliance with the Contribution Agreement and the transactions contemplated thereby; provided that, from and after the Closing, such expenses will be reimbursed in accordance with Section 10.12 of the Contribution Agreement. Notwithstanding the foregoing, each of JLL Holdco and Delta will be responsible for any documented out-of-pocket third party expenses of the Partnership first incurred after the date hereof in connection with consummation of the transactions contemplated by the Contribution Agreement and the Arrangement Agreement (excluding legal, tax and accounting fees), allocated fifty-one percent (51%) to JLL Holdco and forty nine percent (49%) to Delta; provided that, from and after the Closing, such expenses will be reimbursed in accordance with Section 10.12 of the Contribution Agreement. Notwithstanding anything in this Agreement to the contrary, Delta shall be responsible for all expenses of the Partnership and JLL Holdco incurred in connection with the matter described on Section 10.4(a)(v)(III) of the Delta Disclosure Schedule to the Contribution Agreement.

Section 1.08 Limited Guarantees.

(a) Neither Delta nor the JLL Guarantor may amend, modify or terminate the Guarantee Agreements, dated as of the date hereof, delivered to Pi in connection with its obligations under the Arrangement Agreement without the prior written consent of the other party.

(b) Each of Delta and the JLL Guarantor shall reasonably cooperate in defending any claim that either of the Shareholders or the JLL Guarantor is liable to make payments under any of the Guarantee Agreements.

(c) In the event that the entire Purchaser Fee is not required to be paid by the Partnership or any Shareholder, subject to Section 1.06(a), each of Delta and the JLL Guarantor agrees to contribute to the amount paid or payable by the other party in respect of its Guarantee Agreement so that each such party will have paid an amount in respect of its Guarantee Agreement equal to the product of the aggregate amount paid under both Guarantee Agreements multiplied by a fraction, the numerator of which is the maximum amount payable under such party’s Guarantee Agreement and the denominator of which is the maximum amount payable by both parties in the aggregate under the Guarantee Agreements; provided that, neither Delta nor the JLL Guarantor shall be obligated to pay an amount pursuant to its Guarantee Agreement and this Section 1.08(c) that, in the aggregate, exceeds the applicable maximum amount such party is obligated to pay under its Guarantee Agreement.

Section 1.09 Transfer Restrictions. No Shareholder may transfer the shares of common stock of the Company owned by such Shareholder without the consent of the other Shareholder.

Section 1.10 Good Faith. The Shareholders and the Directors shall use their respective commercially reasonable efforts to work in good faith, jointly and collaboratively and in a transparent manner, to facilitate the consummation of the transactions contemplated by the Contribution Agreement and the Arrangement Agreement in accordance with their respective terms, subject to the specific obligations and standards applicable to the each of them with respect to actions specified therein.

ARTICLE II

Miscellaneous

Section 2.01 Specific Performance. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party or parties would be irreparably harmed and could not be made whole by monetary damages. The parties hereby agree that in addition to any other remedy to which they may be entitled at law or in equity, they shall be entitled to compel specific performance of this Agreement in any action instituted in any court set forth in Section 2.05.

Section 2.02 Entire Agreement. This Agreement (together with the Equity Commitment Letter and the Guarantee Agreements) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and there are no restrictions, promises, representations, warranties, covenants, conditions or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein. This Agreement (together with the Equity Commitment Letter and the Guarantee Agreements) supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

Section 2.03 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided, that notices of change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

If to JLL Holdco, to:

c/o JLL Partners, Inc.

450 Lexington Avenue, 31st Floor

New York, New York 10017

Attention: Dan Agroskin

                 Michel Lagarde

Facsimile: (212) 286-8626

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Attention: Robert B. Pincus

Facsimile: (302) 434-3090

If to Delta, to:

c/o DSM Pharmaceutical Products, Inc.

45 Waterview Boulevard

Parsippany, New Jersey 07054

Attention: Hugh C. Welsh

Facsimile: (973) 258-8213

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attn: Edward Sonnenschein

         Adel Aslani-Far

         Shaun Hartley

         Facsimile: (212) 751-4864

Section 2.04 Applicable Law. The substantive laws of the State of New York shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under applicable principles of conflicts of laws.

Section 2.05 Jurisdiction; Service of Process. The parties hereto agree that the appropriate, exclusive and convenient forum for any disputes between any of the parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in the State of New York. The parties hereto further agree that the parties will not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts. The parties hereto further agree, to the extent permitted by law, that final and non-appealable judgment against a party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in this Section 2.05.

Section 2.06 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 2.07 Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

Section 2.08 Successors; Assigns. The provisions of this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and no provision of this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither this Agreement nor the rights or obligations of any Shareholder hereunder may be assigned. Any such attempted assignment in contravention of this Agreement shall be void and of no effect.

Section 2.09 Amendments. This Agreement may not be amended, modified or supplemented unless such modification is in writing and signed by each of the parties.

Section 2.10 Waiver. Any waiver (express or implied) of any default or breach of this Agreement shall not constitute a waiver of any other or subsequent default or breach.

Section 2.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

Section 2.12 Public Announcements. The Shareholders will coordinate with each other in good faith in respect of any and all press releases and other public relations matters with respect to the Contribution Agreement, the Arrangement Agreement and the transactions contemplated thereby. Unless otherwise required by law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Contribution Agreement, the Arrangement Agreement and the transactions contemplated thereby without the prior consent of each Shareholder, provided that the JLL Guarantor and its affiliates may disclose information regarding such matters to its limited partners, co-investors and prospective limited partners with whom it has executed confidentiality agreements.

Section 2.13 No Third Party Beneficiaries. This Agreement shall be binding on the Company and each Shareholder solely for the benefit of each other, and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the Company and the Shareholders any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such addressees to enforce, any provisions of this Agreement.

Section 2.14 Non-Circumvention. Each party hereto agrees that it shall not indirectly accomplish that which it is not permitted to accomplish directly under this Agreement.

Section 2.15 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Shareholders may be corporations, partnerships or limited liability companies, the Company (including in its capacity as General Partner of the Partnership) and each Shareholder covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any former, current or future equity holders, general or limited partners, members, controlling persons, directors, officers, employees, managers, agents or Affiliates of any Shareholder or any former, current or future equity holders, general or limited partners, members, controlling persons, directors, officers, employees, managers, agents or affiliates of any of the foregoing (collectively “Non-Recourse Persons”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Recourse Person under this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned hereby agree to be bound by the terms and provisions of this Shareholders’ Agreement as of the date first above written.

JLL/DELTA PATHEON GP, LTD.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Director

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	Director

[JLL/Delta Patheon GP, Ltd. Signature Page to Interim Shareholders’ Agreement]

IN WITNESS WHEREOF, the undersigned hereby agree to be bound by the terms and provisions of this Shareholders’ Agreement as of the date first above written.

JLL PATHEON CO-INVESTMENT FUND, L.P.
By:	JLL Partners Fund VI (Patheon), L.P., its general partner
By:	JLL Associates VI (Patheon), L.P., its general partner
By:	JLL Associates GP V (Patheon), Ltd.

By:	/s/ Paul S. Levy

Name:	Paul S. Levy
Title:	Authorized Person

[JLL Patheon Co-Investment Fund, L.P. Signature Page to Interim Shareholders’ Agreement]

IN WITNESS WHEREOF, the undersigned hereby agree to be bound by the terms and provisions of this Shareholders’ Agreement as of the date first above written.

KONINKLIJKE DSM N.V.

By:	/s/ Hugh C. Welsh
Name:	Hugh C. Welsh
Title:	President, DSM North America

By:	/s/ Michael W. Wahl
Name:	Michael W. Wahl
Title:	Vice President, Mergers & Acquisitions

[Koninklijke DSM N.V. Signature Page to Interim Shareholders’ Agreement]

IN WITNESS WHEREOF, the undersigned hereby agree to be bound by the terms and provisions of this Shareholders’ Agreement as of the date first above written.

Solely for purposes of Section 1.06 and Section 1.08:

JLL PARTNERS FUND VI, L.P.
By:	JLL Associates VI, L.P., its general partner
By:	JLL Associates GP VI, LLC

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

[JLL Partners Fund VI, L.P. Signature Page to Interim Shareholders’ Agreement]